中國海洋石油有限公司
CNOOC LIMITED

January 25, 2017

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

U.S.A.

Re:	CNOOC Limited

Form 20-F for Fiscal Year Ended December 31, 2015

Filed April 21, 2016

Form 6-K Filed August 24, 2016

Supplemental Response dated November 8, 2016

Comment Letter Dated January 12, 2017

File No. 001-14966

Dear Messrs. Schwall and Horowitz and Ms. Lu:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) dated January 12, 2017 with respect to the Form 20-F for the fiscal year ended December 31, 2015 of CNOOC Limited (the “Company”), which was filed on April 21, 2016 (the “2015 20-F”), the Company’s Form 6-K filed August 24, 2016 and the Company’s supplemental response filed November 8, 2016. For your convenience, the italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F for Fiscal Year Ended December 31, 2015

Item 5. Operating And Financial Review and Prospects, page 58

Factors Affecting Our Results of Operations, page 58

1.     The disclosure regarding oil and gas prices in your Form 20-F explains the impact of lower prices to your revenues and earnings, but does not appear to address the reasonably likely effect that known trends or uncertainties regarding prices will have on your liquidity and capital resources. Revise to provide a discussion and analysis of the reasonably likely effect of sustained lower commodity prices considering the causes of material changes in commodity price assumptions during the second quarter of 2016 and other factors you have cited such as market uncertainty. This disclosure should also address the potential impact of oil and natural prices not rising to the prices used in your internal price forecasts, including as it relates to potential impairment of your capitalized oil and gas property costs and estimated proved reserves quantities. Refer to Item 5.D of Form 20-F and Sections III.A and III.B.3 of SEC Release No. 33-8350.

Response: The Company respectfully advises the Staff that low oil and gas prices may adversely affect the Company’s cash flows from oil and gas sales. However, the Company’s proactive measures to adjust the capital budget, effectively control the cost and adjust the payment of dividends could offset the adverse effects to certain extent. In particular, the Company has sufficient cash and cash equivalents, readily realizable financial assets and time deposits on hand. The Company also enjoys a sound credit rating and has the ability to access financing. Taking into account the above factors, the Company believes these will be adequate to fund its operations in the short and long term.

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 2

The Company’s projection of oil price that is used to estimate future cash flows mainly refers to primarily the oil price forecast of authoritative and independent institutions, combined with the internal analysis for the international crude oil market environment and management’s judgment. When the oil price forecasts of authoritative and independent institutions are revised and are significantly lower than the Company’s projection, its oil and gas properties may face the risk of impairment. The Company will analyze the price forecasts and determine whether to revise its price forecast in the cash flow projection, which may be identified as an indicator that an impairment test should be conducted accordingly. Since the negative effect of lower oil price may be partially or completely offset by effective cost controls and efficiency enhancement, the value in use of oil and gas properties may not decrease proportionately with the decline in commodity prices. Due to the difficulty to forecast the oil price and the interrelationship among the price, production volume and costs, it is not reasonably practicable to quantify the impact of future impairment charges at this time.

If oil and natural prices did not rise to the prices used in the Company’s internal price forecasts, there would be potential impact on the economics of the estimated proved reserves quantities. Whereas, the Company generally would consider optimizing production plan to reduce future costs, so the estimated proved reserves quantities may decrease or not.

In response to the Staff’s comments, the Company intends to include, under “Item 5.A. Operating Results” in its future filings of Form 20-F, additional discussion and analysis of the reasonably likely effect of sustained lower commodity prices in substantially the same form as set forth below (with such amendments as may be necessary to reflect changes in the Company’s business):

Sustained lower commodity prices may reduce revenue, earnings and liquidity, negatively impact the economics of estimated proved reserves quantities, and result in impairment.

Critical Accounting Policies, page 59

2.    The revised disclosure provided in response to prior comment 4 states that there is a significant degree of uncertainty with the assumptions used to estimate future cash flows. Further revise your disclosure to provide additional insight into the extent of the uncertainty associated with the key assumptions used to test your oil and natural gas properties for impairment. In addition, address the reasonably likely effect of changes in circumstances or expectations of future performance and identify potential events that you reasonably expect could negatively affect your key assumptions.

Response: The Company respectfully advises the Staff that there is a significant degree of uncertainty with the assumptions used to estimate future cash flows. The key assumptions include, but are not limited to, future commodity prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate.

The significant degree of uncertainty associated with the future commodity prices and future production estimates are discussed in “Item 3.D. Risk Factors” from page 15 to page 20 of the 2015 20-F as below:

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 3

Our business, cash flows and profits fluctuate with changes in oil and gas prices.

Prices for crude oil, natural gas and oil products may fluctuate widely in response to relative changes in the supply and demand for oil and natural gas, market uncertainty and various other factors beyond the Company’s control, including but not limited to overall economic conditions, political instability, armed conflict and acts of terrorism, economic conditions and actions by major oil-producing countries, the price and availability of alternative energy sources, domestic and foreign government regulations, natural disasters and weather conditions.

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position.

The reliability of reserve estimates depends on a number of factors, including the quality and quantity of technical and economic data, the market prices of the Company’s oil and gas products, the production performance of reservoirs, extensive engineering judgments, comprehensive judgment by engineers and the fiscal and tax regime in the countries where the Company has operations or assets. Many of the aforementioned factors, assumptions and variables involved in estimating reserves are beyond the Company’s control and may prove be incorrect over time. Consequently, the results of drilling, testing, production and changes in the price of oil and gas may require substantial upward or downward revisions compared to the Company’s initial reserve data.

The uncertainty associated with the estimated future capital expenditure (“Capex”) and operating expense (“Opex”) depends on the Company’s ability to negotiate with the suppliers and the ability to finance Capex which may cause projects to be cancelled or postponed. Under low oil price environment, the Company will make more efforts to control cost and enhance efficiency and negotiate with suppliers to lower its costs, and proactively adjust its annual budget and cut its Capex, which the Company did in the past three years. For example, the unit all-in cost was US$45.02 in 2013, US$42.30 in 2014 and US$39.82 in 2015. As discussed in the response to comment 1, the Company has adequate financing to fund its operations in the short and long term.

Changes in economic conditions can also affect the rate used to discount future cash flow estimates.

The complex economic outlook may also materially and adversely affect the Company’s key assumptions, which renders it reasonably impracticable to quantify the impact of future impairment.

In response to the Staff’s comments, the Company intends to include, in its future filings of Form 20-F, additional disclosures regarding key assumptions used in impairment testing and the uncertainty associated with the key assumptions in substantially the same form as set forth below (with such amendments as may be necessary to reflect changes in the Company’s business), which includes the disclosure proposed in the supplemental response dated November 8, 2016:

Impairment of Non-Financial Assets other than Goodwill

We make an assessment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. In any event, we would make an estimate of the asset’s recoverable amount, which is calculated as the higher of the asset’s value in use or its fair value less costs to sell. We recognize an impairment loss only if the carrying amount of an asset exceeds its recoverable amount. We charge an impairment loss to the consolidated statement of profit or loss and other comprehensive income in the period in which it arises. A reversal of an impairment loss is credited to the consolidated statement of profit or loss and other comprehensive income in the period in which it arises.

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 4

The calculations of the recoverable amount of assets require the use of estimates and assumptions. The key assumptions include, but are not limited to, future commodity prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate.

Changes in the key assumptions used, which could be significant, include updates to future pricing estimates, updates to future production estimates to align with our anticipated drilling plan, changes in our capital costs and operating expense assumptions, which we expect to decrease further as a result of sustained lower commodity prices, and the discount rate. There is a significant degree of uncertainty with the assumptions used to estimate future cash flows due to, but are not limited to, the risk factors referred to in “Item 3.D. Risk Factors.” The complex economic outlook may also materially and adversely affect the Company’s key assumptions. Changes in economic conditions can also affect the discount rates applied in assessments of impairment.

Although it is not reasonably practicable to quantify the impact of future impairment charges at this time, our results of operations could be materially and adversely affected for the period in which impairment charges are incurred.

The Company believes that the disclosures throughout the 2015 20-F address the uncertainty of key assumptions applicable to the Company and also common in its industry, more specifically as it relates to oil and natural gas prices and quantities of oil and gas reserves.

3.     In response to prior comment 4, you state that it is not reasonably practicable to quantify the impact of future impairment charges. Tell us how your disclosure regarding uncertainty in the assumptions used in your impairment testing reflects the guidance in paragraphs 129(b) and 131 of IAS 1.

Response: The Company respectfully advises the Staff that the Company has considered the relevant disclosure requirements under paragraphs 129(b) and 131 of IAS 1 to provide a sensitivity disclosure of the key assumptions underlying the impairment assessment discussed in comment 2. The Company recognizes a sensitivity analysis for the impairment testing requires the management’s estimates and judgments for numerous key assumptions, such as oil price, production, Capex and Opex. During the development and production of gas and oil fields, the change of one assumption will usually lead to the changes of other assumptions. For example, when the oil price is higher than the estimated oil price, to maximize the asset value of the oil fields, the Company will usually adjust the development and production plan to increase the production as well as adjust Capex and Opex accordingly. On the contrary, when the oil price is lower than the estimated oil price, to minimize the risk, the Company will usually optimize the development and production plan to decrease the barrel cost of Capex and Opex. The percentage of the adjustment is usually not linear with each other. Therefore, the sensitivity analysis for the impairment testing needs to consider numerous assumptions comprehensively. Such assumptions interact with each other and interrelate with each other complexly and do not have fixed patterns. Accordingly, the Company believes that the preparation of a meaningful and reasonable sensitivity analysis for the impairment testing will be impracticable.

In response to the Staff’s comments, the Company intends to include the following disclosure in the Critical Accounting Policies in its future filings of Form 20-F:

Impairment of Non-Financial Assets other than Goodwill

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 5

The sensitivity analysis for the impairment testing involves estimates and judgments to consider numerous assumptions comprehensively. Those assumptions interact on each other and interrelate with each other complexly and do not have fixed patterns along with the changes in price. Accordingly, the Company believes that the preparation of the sensitivity analysis for the impairment testing will be impracticable. Changes in assumptions could affect impairment charges and reversals in income statement, and the carrying amounts of assets in balance sheet.

Notes to the Consolidated Financial Statements

Note 15 – Property, Plant and Equipment, page F-48

4.    Your response to prior comment 6 states that your discount rate is determined using the weighted average cost of capital. Tell us how the use of a weighted average cost of capital is consistent with paragraph 55 of IAS 36 which requires the use of a pre-tax discount rate.

Response: The Company respectfully advises the Staff that the Company has considered the requirement of the pre-tax discount rate. IAS 36 recognizes that “In theory, discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at a pre-tax discount rate should give the same result, as long as the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows.” However, in most cases the only observable market rate of return or weighted average cost of capital is a post-tax rate, and there is no guidance either in IAS 36 or elsewhere to our knowledge on how to calculate a pre-tax rate for large companies with diverse cash-generating-units in practice. Moreover, the Company believes that calculating a pre-tax rate for the oil and gas industry is more complicated than for other industries due to the wide variability of tax rates and deductions applied to the industry by tax regimes. The Company’s objective has been to apply a discount rate which the Company believes has provided the most appropriate basis to evaluate impairment. As a result, the Company consistently uses post-tax discount rates based on post-tax cash flows.

The use of post-tax discount rates in determining value in use does not result in a materially different determination of the need for, or the amount of, impairment that would be required if pre-tax discount rates had been used. Consequently, the Company believes that the Company has applied a post-tax methodology appropriately so that the resulting value in use is consistent with and materially the same as applying the pre-tax principle.

In response to the Staff’s comments, the Company intends to include its range of pre-tax rates corresponding to the post-tax discount rates that will continue to be used in its impairment calculations in its future fillings of Form 20-F.

Form 6-K filed August 24, 2016

Interim Results

Note 6 – Property, Plant and Equipment, page 9

5.    From your response to prior comment 10, we note that you forecast future production based on the actual production profile combined with the projected production level in your development plan. Tell us about any differences between estimated production used to estimate future cash flows and your calculation of the standardized measure of discounted future net cash flows.

Response: The Company respectfully advises the Staff that the Company uses the average, first-day-of-the-month oil and natural gas price in the prior 12 months to estimate its proved oil and gas reserves as the estimated production used to calculate the standardized measure of discounted future net cash flows based on SEC rules. The Company included additional reserves using the standard reserves projection method under the forecasted oil and gas prices as the estimated future production used to estimate future cash flows in its impairment assessment. The differences between estimated production used to estimate future cash flows and the calculation of the standardized measure of discounted future net cash flows are mainly due to the following reasons:

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 6

(a)  The economic production life of the oil fields/gas fields at forecasted prices is longer than the economic production life of the oil fields/gas fields using the 12-month average oil and natural gas price as of December 31, 2015.

(b)  The Company also included reserves on oil fields/gas fields within a five-year development plan that were uneconomic at the 12-month average oil and natural gas price but were economic at the forecasted prices.

6.    Your responses to prior comments 10 and 11 explain the process through which you estimate future oil and gas prices. For short-term forecasted oil price, tell us about the information you obtain from Information Handling Services Inc. and Reuters (i.e., whether your estimates are based on NYMEX futures prices). Also, tell us whether the prices used to calculate value in use are consistent with those used for your budgets and forecasts and to make investment decision for your development projects. Refer to paragraph 33(b) of IAS 36.

Response: The Company respectfully advises the Staff that during the process of the impairment testing, the short-term oil price forecast is based on the analysis report and oil price forecast provided by Information Handling Services Inc. (“IHS”), Reuters, and Wood Mackenzie (“WoodMac”). The Company adopts the oil price forecast information provided by the three institutions for their authority and independence. The information provided by Reuters includes the short-term oil price forecast of 29 investment banks or consulting firms, such as Goldman Sachs Group, Inc., Banco Portugues de Investimento, S.A. and BNP Paribas SA, but does not include the future oil price information of NYMEX. The oil price forecast reports developed by IHS and WoodMac mainly cover the analysis of the supply and demand of recent oil and gas market as well as the short-term and long term oil price forecast.

The following table sets forth the range of short-term oil prices per barrel for the next three years that the Company estimated as of June 30, 2016:

	Brent			WTI
Year	2016	2017	2018	2016	2017	2018
WoodMac (US$)	39.27	50.75	N/A	39.07	50.21	N/A
Reuters (US$)	42.3	56.4	65	40.5	54.1	62.4
IHS (US$)	44.04	52.06	58.73	43.7	49.81	56.13
AVERAGE (US$)	41.9	53.1	61.9	41.1	51.4	59.3

The Company’s estimates are based on Brent future prices and WTI future prices. The prices used to calculate value in use are generally consistent with those used for the Company’s budgets and forecasts and to make investment decision for the Company’s development projects. However, minor differences may exist due to the different purpose, timing and frequency of the oil price used for the impairment testing, the oil price used for the Company’s budgets and the oil price used for the investment decision-making. Generally, the oil price used for the impairment testing reflects the best estimation at the time and is calculated twice per year; the oil price used for the Company’s budgets is mainly based on the price forecasts of IHS, Reuters and WoodMac and also refers to the future price of international market and is approved by the management once per year; the oil price used for investment decision-making is relatively conservative and is approved by the management once per year.

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 7

7.     We note from your response to prior comments 10 and 11 that for mid- to long-term oil prices, you refer to the forecast results of Information Handling Services Inc. combined with an internal analysis of the international crude oil market environment and management’s judgment. Provide us with additional detail explaining the process through which you analyze oil price forecasts to determine the mid-to long-term forecasted prices and explain how management’s judgment factors into this process. Your response should explain the degree to which you evaluate the range of economic conditions expected to exist over the remaining useful lives of your properties. With your response, tell us the specific prices used, by product and by year, for the period covered by your cash flow projections.

Response: The Company respectfully advises the Staff that after the Company receives the mid- to long-term oil price forecast analysis report from IHS, the Company discusses with IHS staff to understand the methodology to develop the price forecast and make in-depth analysis of the IHS report considering the factors including but not limited to the supply and demand condition of the future oil and gas market and its potential changes, the future global economic conditions and the trends, the potential geopolitical conflicts and the future trend of US dollars. Through such comprehensive study, the Company makes judgment on the reliability and reasonability of the relevant analysis and the conclusions made in the IHS report.

The oil price of each asset of the Company is determined by the historical and actual sales amount, the oil quality, and the premiums and discounts based on the comparisons against Brent or WTI oil prices. As oil prices differ from each other due to the different oil quality of each oil field, it is reasonably impracticable for the Company to provide specific prices considering the numerous oil qualities.

8.    Your response to prior comment 12 does not appear to address the results of your analysis of the causes of differences between past cash flow projections and actual cash flows. Describe the degree to which your projections have been consistent with past actual outcomes pursuant to paragraph 34 of IAS 36.

Response: The Company respectfully advises the Staff that the differences between the past cash flow projections and the actual cash flows are primarily caused by the changes in oil prices, production, Capex and Opex.

Prices for crude oil, natural gas and oil products may fluctuate widely in response to relative changes in the supply and demand for oil and natural gas, market uncertainty and various other factors beyond the Company’s control, including but not limited to overall economic conditions, political instability, armed conflicts and acts of terrorism, economic conditions and actions by major oil-producing countries, the price and availability of alternative energy sources, domestic and foreign government regulations, natural disasters and weather conditions. The Company’s projection of oil price mainly refers to the oil price forecast of authoritative and independent institutions that develop the price forecast based on the latest market information. The oil price forecast was higher than the realized oil price in 2015 and the difference was due to the fluctuation in the fourth quarter of 2015 which was beyond the market expectation.

For production, the total budgeted production was 488 million BOE and the actual production was 496 million BOE in 2015. There is no significant difference between the actual production and the budget.

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 8

For Capex and Opex, the budget was RMB 77.3 billion and RMB 35.1 billion, respectively. The actual Capex and Opex was RMB 66.5 billion and RMB 28.4 billion, respectively. The difference is attributable to the Company’s subsequent great efforts on cost control and efficiency enhancement to lower its costs with favorable results as compared with budget.

*           *           *

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 8452 1441 or by email at zhonghua@cnooc.com.cn or Mr. Li He of Davis Polk & Wardwell LLP by telephone at (86-10) 8567-5005 or by email at li.he@davispolk.com. Thank you very much for your assistance.

Sincerely,

/s/ Hua Zhong
Name:	Hua Zhong
Title:	Chief Financial Officer

cc:	Li He, Davis Polk & Wardwell LLP